Exhibit 99

For Immediate Release

FORDING PROVIDES UPDATE ON INVESTOR INFORMATION

CALGARY – December 6, 2002 — Fording Inc. (TSX/NYSE: FDG) announced today that the Supplement to its information circular relating to the meeting of Fording securityholders to be held on December 20, 2002 in Calgary, is expected to be available on Fording’s website at www.fording.ca on December 8, 2002. It is expected that the Supplement will be filed with securities regulators and mailed to securityholders on December 9, 2002.

The Supplement will describe how Fording’s proposed conversion into an income trust set out in Fording’s Information Circular dated November 20, 2002 will be modified as a result of Fording’s announcement on December 4 that it had entered into an agreement with Teck Cominco Limited and Westshore Terminals Income Fund whereby Fording shareholders would receive cash, units or a combination through the conversion to a larger and stronger Fording Income Trust.

The Supplement will, among other things, contain a copy of the Combination Agreement entered into between Fording, Teck Cominco and Westshore Terminals Income Fund and will describe the process engaged in by the Board of Directors prior to entering into such agreement.

Pursuant to such agreement, Fording agreed not to solicit further acquisition proposals but retained the fiduciary right to consider unsolicited superior proposals. A break fee of $51 million would generally be payable by Fording only if a superior proposal emerged.

Jim Gardiner, Chief Executive Officer of Fording said: “The Supplement will further the ability of our securityholders to make an informed decision at the December 20, 2002 meeting of securityholders to be held in Calgary. From the Supplement, the efforts of the Board of Directors to maximize value for Fording securityholders will be clear.”

Fording securityholders who wish to receive a hard copy of the Supplement before it arrives in the mail, other than from the electronic filing with securities regulators or from Fording’s website, may call Fording’s Information Agent, Georgeson Shareholder at 1-866-254-7864 (English) or 1-866-258-7293 (French) to make arrangements for a copy of the Supplement to be delivered to them. In most cases, for securityholders in North America such delivery should occur within 48 hours. Fording securityholders can also call such numbers if they have any questions regarding the Supplement.

Fording Inc. is Canada’s largest and most productive producer of export metallurgical coal. Its three mines in southern British Columbia produce high-quality metallurgical coal for the international steel industry. Fording’s Alberta mining operations supply thermal coal to electrical utilities. Fording is also the world’s largest producer of industrial mineral wollastonite.

Certain information included in this document may be considered forward-looking. Such forward-looking information involves numerous assumptions, inherent risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking information made by or on behalf of Fording. Risks, uncertainties and other factors are discussed in public filings of Fording with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

For further information, contact:

Fording Inc.
Investors	Media
Mark Gow, CA	John Lute
Director, Investor Relations	Lute & Company
Fording Inc.	(403) 260 9876
(403) 260 9834	or (416) 929 5883 ex 22